Tennessee Valley Agri-Energy, LLC

540 Little Dry Creek Road

Pulaski, Tennessee  38478

January 23, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Tennessee Valley Agri-Energy, LLC

Registration Statement on Form S-1

File No. 333-145175

Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), Tennessee Valley Agri-Energy, LLC, a Delaware limited liability company (the “Company”), hereby requests withdrawal of the Company’s Registration Statement on Form S-1, File No 333-145175 (the “Registration Statement”), including all amendments and exhibits thereto, effective as of the date hereof or as soon as practicable thereafter.  The Registration Statement was originally filed on form SB-2 August 6. 2007 and was amended by amendments filed on October 12, 2007, November 28, 2007 and February 21, 2008.  The Registration Statement has not been declared effective by the Commission and no securities have been sold in connection with the Registration Statement.

The Company requests that the Commission consent to this request on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Act.

The Board of Directors of the Company has determined that it is in the best interest of the Company and its unitholders to request withdrawal of the Registration Statement in view of adverse market conditions.

Please be advised that the Company may file a new registration statement with the Commission if market conditions warrant.  In addition, this is to advise you that the Company may undertake a subsequent private offering in reliance on Rule 155(c).

If you have any questions regarding this request, please contact our counsel, Dean R. Edstrom of Lindquist & Vennum PLLP at (612) 371-3955.

TENNESSEE VALLEY AGRI-ENERGY, LLC

By:	/S/ BARTT R. MCCORMACK
Bartt R. McCormack, Chairman